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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

December 26, 2019

Alberto H. Zapata, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Conversus StepStone Private Markets

Filing No: 811-23480

Dear Mr. Zapata:

We are writing in response to comments provided telephonically on December 10, 2019 with respect to Amendment no. 1 the registration statement on Form N-2 (the “Registration Statement”) under the Investment Company Act of 1940, as amended (the “1940 Act”) and the corresponding SEC response letter (the “Response Letter”), both filed on November 21, 2019, on behalf of Conversus StepStone Private Markets (the “Fund”), a closed-end management investment company. The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Cover Page

Comment 1. The cover page of the Registration Statement states that the Fund’s Shares “have not been registered with” the SEC. Given that the Fund is registered under the 1940 Act, please remove this language from the disclosure. Separately, please consider adding a sentence clarifying that the Fund’s Shares are registered under the 1940 Act.

Response 1. The disclosure has been revised accordingly.

Response Letter

Comment 2. In Response 1 of the Response Letter, the Fund states that if the Fund transitions to an auction fund, it would rely on Rule 13e-4 of the Exchange Act. However, Rule 13e-4 falls under the exception to Rule 102(b)(2)(ii) of Regulation M. This exception would not be available due to the auction on Nasdaq Private Markets. Accordingly, repurchases should be discretionary repurchases pursuant to Rule 23c-3(c), which allows for discretionary repurchases every two years. (See Rule 102(b)(2)(i))

Response 2. We respectfully acknowledge your comment. The disclosure has been revised to clarify that the Fund, following Board approval, would seek to take advantage of the two year testing-the-waters approach described in Nasdaq’s exemptive relief.

Comment 3. The Staff is re-issuing Comment 4 of the Response Letter. Please remove the prior performance information from the Registration Statement. Such disclosure is not permitted by Form N-2 nor consistent with Staff no-action precedent. The cited advertisement rule under the Investment Advisers Act of 1940 is a proposed rule. It is not finalized, and more importantly, the extracted performance referenced in the proposed rule refers to information to be provided in advertisements and not offering documents.

Response 3. We respectfully acknowledge your comment. We are currently discussing the prior performance presentation with the Chief Counsel’s office.

Comment 4. The Staff is re-issuing Comment 6(a) of the Response Letter. The Fund’s Registration Statement states that the Fund’s strategies are focused on investing in private equity, private debt and real assets. We restate our position that a fund that uses “private markets” in the name is subject to the 80% test because investing in private markets is a type of investment.

Response 4. The disclosure has been revised accordingly.

Accounting Comments

Comment 5. Please provide expense table recalculations, given that the 3, 5 and 10 year expense estimates provided appear to be too low.

Response 5. The disclosure has been revised accordingly.

5.	Summary of Fees and Expenses

Comment 6. The disclosure in footnote 6 of the Fee Table discusses an expense limitation agreement for a period of one year that may be extended annually. However, on page 48 the Registrant states that the expense limitation agreement is for a three-year term. Please reconcile.

Response 6. The disclosure has been revised accordingly.

Comment 7. Please finalize the information required to be disclosed about the independent registered public accountant.

Response 5(b). We respectfully acknowledge your comment. We will provide such information in a future draft of the Registration Statement prior to effectiveness.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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